

Mail Stop 4720

January 5, 2010

Mr. Doyle L. Arnold
Vice Chairman and Chief Financial Officer
Zions Bancorporation
One South Main, 15th Floor
Salt Lake City, Utah 84133

> **Re: Zions Bancorporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2009**
> **Filed November 9, 2009**
> **File No. 1-12307**

Dear Mr. Arnold,

We have reviewed your response letter filed November 13, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2009

Note 3 – Merger and Acquisition Activity, page 9

1.   We note your response to comment 1 of our letter dated October 26, 2009 and the additional disclosures provided in your September 30, 2009 Form 10-Q. On page 2 of your response you state that for estimates of changes in unguaranteed losses you plan to follow an accounting treatment similar to ASC 310-30 (SOP 03-3) rather than ASC 310-20 (SFAS 91). This statement appears to be inconsistent with your disclosure on page 11 regarding the accrual of interest income on FDIC-supported loans based on the contractual rate. Please tell us and revise your future filings to clarify how interest income on non-impaired loans acquired

in FDIC-assisted transactions (as well as other business combinations) is recognized. For example, clearly disclose whether the effective yield used to recognize interest income on these loans is calculated based on the contractually required payments receivable (consistent with ASC 310-20) or expected cash flows (consistent with ASC 310-30). In addition, to the extent that you have elected to recognize interest income on a basis consistent with ASC 310-30, please provide the disclosures required by ASC 310-30-50-2 for this portfolio of acquired non-impaired loans.

2.   As a related matter, we note your disclosure on page 10 that estimated loan losses in excess of the amounts recoverable through the loss sharing arrangements are reflected as period expenses through the provision for loan losses. We believe that consistent with the guidance in SAB Topic 11N the allowance for loan losses should be determined on a gross basis (i.e., not considering the loss sharing agreements) and that the expected reimbursements from the FDIC should be accounted for separately. Please revise your accounting policy and disclosures as necessary and tell us whether the impact of recording the allowance on a net versus gross basis had a material impact on any periods presented.

Note 4 – Investment Securities, page 12

3.   We note your disclosure on page 17 regarding the offers from a hedge fund to the equity holders of certain CDOs requesting that they approve the sale of substantial amounts of performing collateral at deeply discounted prices. You disclose that you have not adjusted the carrying value of these securities as a result of certain legal actions taken or contemplated by the trustee and bondholders. Please tell us how you considered this information when determining your expected cash flows for purposes of measuring OTTI for these securities. In this regard, tell us whether your expected cash flows are determined by using a probability-weighted approach or a single best estimate and how these specific facts and circumstances were factored into either approach.

Note 7 – Debt and Shareholders' Equity, page 20

4.   We note your response to comment 2 of our letter dated October 26, 2009 and Attachment #1 to that response that illustrates your gain calculations related to your debt modification. Please provide us with the following additional information so that we may better understand your accounting for this transaction:

        • Provide us with the calculation of your total gain on debt modification in a format consistent with the guidance in paragraphs 2 and 13 of ASC 470-50-40. In other words, provide us with your calculation of the fair value of the modified debt and the components of the net carrying amount of the debt in order to arrive at the total gain on modification. We presume that the fair value adjustments related to hedge accounting associated with the terminated swaps will be shown as a component of the net carrying amount of the debt.

- With respect to the embedded conversion option, tell us how you determined that accounting for this option as a beneficial conversion feature was appropriate. In this regard, please explain the following:

    i. Tell us how you first considered whether the conversion feature was a derivative instrument that required bifurcation under ASC 815-15;

    ii. To the extent that you determined the conversion feature did not require bifurcation and separate accounting as a derivative instrument, tell us how you determined that the conversion option was in-the-money at the modification date and therefore represented a beneficial conversion feature;

    iii. Tell us how you determined that your calculation of the "gain recognized in equity for conversion option" based on the weighted average increase in trading prices of the subordinated debt before and after the modification was appropriate. Based on the guidance in ASC 470-20-30 a beneficial conversion feature should be recognized at its intrinsic value which is the difference between the effective conversion price and the fair value of the securities into which the security is convertible (preferred shares in this case); and

    iv. Tell us how you determined it was appropriate to characterize the intrinsic value of the beneficial conversion feature as a "gain" rather than simply an allocation of the fair value of the modified debt to equity.

- Provide us with a summarized version of the journal entries you made to record the debt modification including the write-off of the net carrying amount of the old debt, the recognition of the modified debt and resulting gain, the allocation of the beneficial conversion feature to equity and the recognition of the debt discount of approximately $385.8 million (as disclosed on page 21).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Balance Sheet Analysis – Income Taxes, page 51

5.   We note your disclosure that you do not expect to record a valuation allowance against your deferred tax asset as your "strong historical record of profitability and continuing strong pre-tax pre-credit cost income indicate a likelihood of future profitability when provisions for credit losses and OTTI return to historical levels." We are unclear as to how you are able to reach this conclusion given that you reported a pre-tax net loss of $1.3 billion for the nine months ended September 30, 2009 which appears to have put you in a three-year cumulative loss position. Please provide us with a detailed analysis of the positive and negative evidence you considered in determining the need for a valuation allowance and explain how that evidence was weighted. To the extent that you believe a full valuation allowance is not warranted, please revise your future filings to provide clear disclosure supporting your position. To the extent that you are relying upon tax planning strategies, revise your disclosure to provide a brief description of such strategies. Refer to paragraphs 21 – 24 of ASC 740-10-30 for guidance.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3426 if you have any questions regarding the above comments.

Sincerely,

Angela Connell
Reviewing Accountant